UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2005

                           COMMISSION FILE NO. 0-12781

              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

--------------------------------------------------------------------------------
                  CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
--------------------------------------------------------------------------------

              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     CULP, INC.
                     1823 EASTCHESTER DRIVE
                     HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The number of employees participating in the Plan at December 31, 2005 was 1,097. The Retirement Committee administers the Plan, and its members are Kenneth M. Ludwig, Robert G. Culp, III, and Franklin N. Saxon all employees of Culp, Inc.

                     Financial Statements and Exhibits.
                     ----------------------------------

                     (a)   Financial   Statements.   A  list  of  all  financial
statements filed as part of this report, beginning on page 1, is set forth below:

                     Financial Statements                         Page of Report
                     --------------------                         --------------

                     Report of Independent Registered                     1
                           Public Accounting Firm
                     Statements of Net Assets Available                   2
                           for Plan Benefits
                     Statements of Changes in Net Assets                  3
                           Available for Plan Benefits
                     Notes to Financial Statements                        4

                     Schedule of Assets (Held at End of Year)             8

                     (b) Exhibit
                         -------

                      Exhibit 1 - Consent of Independent Registered
                                  Public Accounting Firm


                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                                   By: Culp, Inc. Plan Administrator

                                   By: The Culp, Inc. Retirement Committee

Date: June 27, 2006


                                Franklin N. Saxon
                                -----------------



                                Robert G. Culp, III
                                -------------------



                                Kenneth M. Ludwig
                                -----------------

Culp, Inc. Employees' Retirement Builder Plan
--------------------------------------------------------------------------------



TABLE OF CONTENTS


                                                                        Page No.
                                                                        --------

Report of Independent Registered Public Accounting Firm.................    1

Financial Statements

   Statements of Net Assets Available for Benefits......................    2

   Statements of Changes in Net Assets Available for Benefits...........    3

   Notes to Financial Statements........................................    4

Supplemental Schedule

   Schedule of Assets (Held at End of Year).............................    8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2005 and 2004 and the changes in its net assets available for plan benefits for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



June 16, 2006
High Point, NC

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004
--------------------------------------------------------------------------------

ASSETS                                                  2005         2004
                                                    -----------  -----------
Investments, at fair value (Note C)                 $33,977,234  $40,147,175
                                                    -----------  -----------
Receivables
Employer contributions                                   84,978      123,185
Employee contributions                                  136,915      192,552
                                                    -----------  -----------
                                                        221,893      315,737
                                                    -----------  -----------
                NET ASSETS AVAILABLE
                        FOR BENEFITS                $34,199,127  $40,462,912
                                                    ===========  ===========














See accompanying notes to the financial statements.                       Page 2

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

                                                                       2005         2004         2003
                                                                   -----------  -----------  -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
 Investment income
  Net appreciation in fair value of investments (Note C)           $ 1,139,654  $ 1,611,260  $ 4,565,053

 Contributions
  Employer                                                           1,179,177    1,514,034    1,649,725
  Employee                                                           1,981,037    2,483,379    2,623,673
  Direct rollovers                                                           -       13,736          372
                                                                   -----------  -----------  -----------

                                        TOTAL ADDITIONS              4,299,868    5,622,409    8,838,823
                                                                   -----------  -----------  -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
 Benefits paid to participants                                      10,563,653    3,681,855    4,403,726
 Trustee fees (Note D)                                                       -            -      105,750
 Administrative fees (Note D)                                                -            -       92,299
                                                                   -----------  -----------  -----------

                                       TOTAL DEDUCTIONS             10,563,653    3,681,855    4,601,775
                                                                   -----------  -----------  -----------

                                NET (DECREASE) INCREASE             (6,263,785)   1,940,554    4,237,048

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                                  40,462,912   38,522,358   34,285,310
                                                                   -----------  -----------  -----------

                                            END OF YEAR            $34,199,127  $40,462,912  $38,522,358
                                                                   ===========  ===========  ===========












See accompanying notes to the financial statements.                       Page 3

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the "Company") who have one year of service and are age twenty-one or older. Employees who have met the length of service requirement and elect to participate in the Plan may do so on January 1 or July
1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
-------------

Each year, participants may contribute from 2% of pretax annual compensation up to the maximum allowable amount, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, one common trust fund, and Culp stock as investment options for participants. In January 1999, the Plan was amended to include safe harbor provisions. The Company makes matching contributions equal to 100% of the participant's contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation contributed to the plan.

Additional profit sharing amounts may be contributed at the option of the Plan Sponsor. No profit-sharing contributions were made during the years ended December 31, 2005, 2004 or 2003. Contributions are subject to certain limitations.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits
-------------------

On termination of service due to death, disability or retirement, or other reasons, participants receive a lump-sum distribution equal to the value of the participant's vested interest in the Plan.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in the common trust fund are valued at unit values of the respective funds. Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.


NOTE C - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                        2005             2004
                                                     -----------     -----------
Investments at fair value as determined
  by quoted market price:
    Common trust fund:
       MFS Fixed Fund *                              $13,697,853     $17,372,097
    Registered investment company funds:
       MFS Value Fund *                                4,991,591       6,107,116
       MFS Total Return Fund *                         4,368,528       5,026,344
       MFS Core Growth Fund *                          3,282,143       4,033,321

    * Indicates party-in-interest

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


NOTE C - INVESTMENTS (Continued)

Effective January 2, 2004, the Plan changed their Trustee from Wachovia Bank, N.A. to MFS Investment Management. In conjunction with this change, participants were temporarily unable to direct or diversify investments, obtain hardship withdrawals, or obtain distributions from the Plan during the mandatory blackout period which began in December 2003 and ceased on January 30, 2004. During this period, participant accounts were liquidated and transferred to similar investment vehicles offered by MFS Investment Management, with the exception of the Company's common stock which was treated as an in-kind transfer.

The Plan's investments (including re-invested interest and dividends, gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                       2005              2004            2003
                                                   -----------       -----------     -----------
Common and collective trust funds                  $   543,608       $   526,547     $   767,676
Registered investment company funds                  1,190,881         2,377,354       2,773,028
Culp, Inc. common stock *                             (594,835)       (1,292,641)      1,024,349
                                                   -----------       -----------     -----------

                                                   $ 1,139,654       $ 1,611,260     $ 4,565,053
                                                   ===========       ===========     ===========

* Indicates party-in-interest.


NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common and collective trust funds and registered investment companies managed by MFS Investment Management in 2005 and 2004 and Wachovia Bank, N.A. in 2003. MFS Investment Management and Wachovia Bank, N.A. are trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. No recordkeeping and trustee fees were paid by the Plan to MFS Investment Management in 2005 and 2004. Recordkeeping and trustee fees paid by the Plan to Wachovia amounted to $198,049 in 2003.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.


NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


NOTE F - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter November 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

                            SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER 001
December 31, 2005
--------------------------------------------------------------------------------

                        `                                                                               (e) Current
 (a)      (b) Identity of Issuer                      (c) Description of Investment     (d) Cost **          Value
------    ----------------------------------------    -----------------------------     -----------      -----------
  *       MFS Fixed Fund                                      13,697,853 units                           $13,697,853

  *       MFS Value Fund                                        215,619 units                              4,991,591

  *       MFS Total Return Fund                                 284,224 units                              4,368,528

  *       MFS Core Growth Fund                                  186,698 units                              3,282,143

  *       MFS International New Discovery Fund                   61,432 units                              1,464,548

          JP Morgan United States Real Estate Fund               64,056 units                              1,229,244

          Blackrock Aurora Fund                                  28,905 units                                988,247

          Calvert Income Fund                                    53,041 units                                888,969

  *       MFS New Endeavor Fund                                  53,652 units                                741,477

          Federated Kaufman Fund                                130,902 units                                733,050

  *       MFS Money Market Fund                                  65,026 units                                 65,026

  *       Culp Inc. Common Stock                                318,697 shares                             1,526,558
                                                                                                         -----------

                                                                                                         $33,977,234
                                                                                                         ===========

  *   Indicates party-in-interest
**    Cost information omitted for participant-directed investments.